SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The NASDAQ OMX Group, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $.01 par value per share

(Title of Class of Securities)

631103108

(CUSIP Number of Class of Securities Underlying Common Stock)

Edward S. Knight

Executive Vice President and General Counsel

The NASDAQ OMX Group, Inc.

One Liberty Plaza

New York, New York 10006

+1 212 401 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Craig A. Roeder

Christopher M. Bartoli

Baker & McKenzie LLP

One Prudential Plaza, Suite 3500

130 East Randolph Drive

Chicago, IL 60601

(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,174,763	$512

*	Calculated solely for purposes of determining the applicable filing fee. This amount assumes that options to purchase 944,700 shares of common stock of The NASDAQ OMX Group, Inc. having an aggregate value of $7,174,763 as of June 30, 2010 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black—Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to a one-time Stock Option Exchange Program (the “Program”) offered by The NASDAQ OMX Group, Inc., a Delaware corporation (“NASDAQ OMX” or the “Company”), under which Eligible Employees (as defined below) will be permitted to exchange outstanding stock options to purchase up to an aggregate of 944,700 shares of the Company’s common stock as of June 30, 2010, whether vested or unvested, that were granted on or after January 1, 2006 and on or before June 30, 2008 and have an exercise price greater than $30.00 per share (“Eligible Options”).

Eligible Options may be exchanged for a lesser number of stock options (“Replacement Options”) that will be granted under the The NASDAQ OMX Group, Inc. Equity Incentive Plan, as amended and restated as of May 27, 2010, upon the terms and subject to the conditions set forth in (1) the Offer to Exchange Eligible Options for Replacement Options dated July 7, 2010 (the “Offer to Exchange”) attached as Exhibit (a)(1)(A); (2) the Email Announcement of the Launch of the Stock Option Exchange Program dated July 7, 2010 from the Company attached as Exhibit (a)(1)(B); (3) Paper Election Form for Email Transmission attached as Exhibit (a)(1)(C); (4) Form of Email to Eligible Employees in Australia and Denmark attached as Exhibit (a)(1)(D); (5) Form of Automatic Confirmation Email attached as Exhibit (a)(1)(E); (6) Form of Final Confirmation Email to Eligible Employees who have elected to participate in the Program attached as Exhibit (a)(1)(F); (7) Screen Shots of Program Website attached as Exhibit (a)(1)(G); (8) Form of Reminder Email attached as Exhibit (a)(1)(H); and (9) Form of Final Confirmation Email to Eligible Employees who have not elected to participate in the Program attached as Exhibit (a)(1)(I). These documents, as they may be amended or supplemented from time to time, are referred to together as the “Disclosure Documents.”

“Eligible Employees” mean all employees of NASDAQ OMX or our subsidiaries who are employees (including employees on a leave of absence) at the time of the commencement of the Program (which is July 7, 2010) located in the United States and the countries listed on Schedule B of the Offer to Exchange, who remain employees through the date on which Replacement Options are granted, and who hold Eligible Options. NASDAQ OMX’s directors, named executive officers and other employees at the rank of executive vice president or above are not eligible to participate in the Program.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to respond to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

NASDAQ OMX is the issuer of the securities to be offered pursuant to the Program. The address of NASDAQ OMX’s principal executive office is One Liberty Plaza, New York, New York 10006, and the telephone number at that address is (212) 401-8700. The information set forth in the Offer to Exchange under “The Stock Option Exchange Program—Information Concerning NASDAQ OMX/Financial Information” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. As of June 30, 2010, options to purchase approximately 944,700 shares of the Company’s common stock were eligible for exchange in the Offer. The actual number of shares of common stock subject to the Replacement Options to be issued pursuant to the Program will depend on the number of shares of common stock subject to the Eligible Options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Risks of Participating in the Program” and the sections under “The Stock Option Exchange Program” titled “ Eligible Options,” “Expiration Date,” “Acceptance of Options for Exchange and Issuance of Replacement Options,” “Replacement Options,” and “Terms of Replacement Options/Vesting Requirements” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the “The Stock Option Exchange Program—Price Range of Shares Underlying the Options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the Company. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth under Schedule A and Schedule B to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet” and “The Stock Option Exchange Program” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under “The Stock Option Exchange Program—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “The Stock Option Exchange Program” titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options,” “Terms and Conditions of Eligible Options,” “Terms of Replacement Options/Vesting Requirements” and “Summary of the Equity Plan” is incorporated herein by reference. See also the equity incentive plans and award and related agreements attached hereto or incorporated herein by reference as exhibits (d)(1)(A) to (d)(1)(F).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under “Summary Term Sheet” and “The Stock Option Exchange Program—Purpose of the Program” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under the sections under “The Stock Option Exchange Program” titled “Acceptance of Options for Exchange and Issuance of Replacement Options,” “Status of Exchanged Options Acquired by Us in the Program,” and “Accounting Consequences of the Program” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under “The Stock Option Exchange Program—Purpose of the Program” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under the sections under “The Stock Option Exchange Program” titled “Replacement Options” and “Terms of Replacement Options/Vesting Requirements” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under “The Stock Option Exchange Program—Conditions of the Program” is incorporated herein by reference.

(c) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under “The Stock Option Exchange Program—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under “The Stock Option Exchange Program—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Part II, Item 8, “Financial Statements and Supplementary Data,” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009; Part I, Item 1, “Financial Statements,” of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010; and the Offer to Exchange under the sections under “The Stock Option Exchange Program” titled “Information Concerning NASDAQ OMX/Financial Information” and “Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the sections under “The Stock Option Exchange Program” titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” and “Legal Matters and Regulatory Approvals” is incorporated herein by reference. See also the compensatory agreements attached hereto or incorporated herein by reference as exhibits (d)(1)(A) to (d)(1)(A)(A).

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

*(a)(1)(A)	Offer to Exchange Eligible Options for Replacement Options dated July 7, 2010.

*(a)(1)(B)	Email Announcement of the Launch of the Stock Option Exchange Program dated July 7, 2010 from the Company.

*(a)(1)(C)	Paper Election Form for Email Transmission.

*(a)(1)(D)	Form of Email to Eligible Employees in Australia and Denmark.

*(a)(1)(E)	Form of Automatic Confirmation Email.

*(a)(1)(F)	Form of Final Confirmation Email to Eligible Employees who have elected to participate in the Program.

*(a)(1)(G)	Screen Shots of Program Website.

*(a)(1)(H)	Form of Reminder Email.

*(a)(1)(I)	Form of Final Confirmation Email to Eligible Employees who have not elected to participate in the Program.

(b)	Not applicable.

(d)(1)(A)	The NASDAQ OMX Group, Inc. Equity Incentive Plan, as amended and restated as of May 27, 2010 (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-167723) filed on June 23, 2010).+

(d)(1)(B)	Form of NASDAQ Non-Qualified Stock Option Agreement (Performance Accelerated Stock Options) (incorporated herein by reference to Exhibit 10.8.2 to the Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).+

(d)(1)(C)	Form of NASDAQ Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.3.3 to the Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 28, 2007).+

*(d)(1)(D)	Form of NASDAQ OMX Non-Qualified Stock Option Certificate.+

*(d)(1)(E)	Form of NASDAQ OMX Non-Qualified Stock Option Agreement for Replacement Options for U.S. participants to be granted pursuant to the Program.+

*(d)(1)(F)	Form of NASDAQ OMX Non-Qualified Stock Option Agreement for Replacement Options for non-U.S. participants to be granted pursuant to the Program.+

(d)(1)(G)	Amended and Restated Board Compensation Policy, approved as of December 17, 2008 (incorporated herein by reference to Exhibit 10.1 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(H)	Amended and Restated Executive Corporate Incentive Plan, dated as of December 17, 2008 (incorporated herein by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(I)	Form of NASDAQ OMX Restricted Stock Award Agreement (directors) (incorporated herein by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 28, 2007).+

(d)(1)(J)	Form of NASDAQ OMX Restricted Stock Unit Agreement (directors) (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 7, 2009).+

(d)(1)(K)	Form of NASDAQ OMX Performance Share Unit Agreement (incorporated herein by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the year ended December 31, 2007 filed on February 25, 2008).+

(d)(1)(L)	Amended and Restated Supplemental Executive Retirement Plan, dated as of December 17, 2008 (incorporated herein by reference to Exhibit 10.6 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(M)	Amendment No. 1 to Amended and Restated Supplemental Executive Retirement Plan, effective as of December 31, 2008 (incorporated herein by reference to Exhibit 10.6.1 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(N)	The NASDAQ OMX Group, Inc. Supplemental Employer Retirement Contribution Plan, dated as of December 17, 2008 (incorporated herein by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(O)	Employment Agreement by and between Nasdaq and Robert Greifeld, effective as of January 1, 2007 (incorporated herein by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 28, 2007).+

(d)(1)(P)	Amendment to Employment Agreement by and between NASDAQ OMX and Robert Greifeld, effective as of December 31, 2008 (incorporated herein by reference to Exhibit 10.8.1 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(Q)	Nonqualified Stock Option Agreement between Nasdaq and Robert Greifeld reflecting December 13, 2006 grant (incorporated herein by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the year ended December 31, 2007 filed on February 25, 2008).+

(d)(1)(R)	Nonqualified Stock Option Agreement between NASDAQ OMX and Robert Greifeld reflecting June 30, 2009 grant (incorporated herein by reference to Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 18, 2010).+

(d)(1)(S)	2007 Performance Share Unit Agreement between Nasdaq and Robert Greifeld (incorporated herein by reference to Exhibit 10.14 to the Annual Report on Form 10-K for the year ended December 31, 2007 filed on February 25, 2008).+

(d)(1)(T)	2008 Performance Share Unit Agreement between Nasdaq and Robert Greifeld (incorporated herein by reference to Exhibit 10.15 to the Annual Report on Form 10-K for the year ended December 31, 2007 filed on February 25, 2008).+

(d)(1)(U)	2009 Performance Share Unit Agreement between NASDAQ OMX and Robert Greifeld (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 7, 2009).+

(d)(1)(V)	Form of Amended and Restated Letter Agreement, effective as of December 31, 2008, between NASDAQ OMX and Certain Executive Officers (incorporated herein by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(W)	Employment Agreement between Nasdaq and Edward Knight, effective as of December 29, 2000 (incorporated herein by reference to Exhibit 10.14 to the Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 31, 2003).+

(d)(1)(X)	First Amendment to Employment Agreement between Nasdaq and Edward Knight, effective February 1, 2002 (incorporated herein by reference to Exhibit 10.14.1 to the Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 31, 2003).+

(d)(1)(Y)	Second Amendment to Employment Agreement between NASDAQ OMX and Edward Knight, effective as of December 31, 2008 (incorporated herein by reference to Exhibit 10.13.2 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(Z)	Amendment to Nonqualified Stock Option Agreements, effective as of October 21, 2009, between NASDAQ OMX and David P. Warren (incorporated herein by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 18, 2010).+

(d)(1)(A)(A)	Employment Agreement, dated as of June 24, 2008, between OMX AB and Hans-Ole Jochumsen (incorporated herein by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 18, 2010).+

(g)	Not applicable

(h)	Not applicable.

*	Filed herewith
+	Management contract or compensatory plan or arrangement

Item 13.	Information Required by Schedule 13E-3.

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THE NASDAQ OMX GROUP, INC.

/S/ EDWARD S. KNIGHT
Edward S. Knight
Executive Vice President and General Counsel

Date: July 7, 2010

INDEX TO EXHIBITS

Exhibit Number	Description

*(a)(1)(A)	Offer to Exchange Eligible Options for Replacement Options dated July 7, 2010.

*(a)(1)(B)	Email Announcement of the Launch of the Stock Option Exchange Program dated July 7, 2010 from the Company.

*(a)(1)(C)	Paper Election Form for Email Transmission.

*(a)(1)(D)	Form of Email to Eligible Employees in Australia and Denmark.

*(a)(1)(E)	Form of Automatic Confirmation Email.

*(a)(1)(F)	Form of Final Confirmation Email to Eligible Employees who have elected to participate in the Program.

*(a)(1)(G)	Screen Shots of Program Website.

*(a)(1)(H)	Form of Reminder Email.

*(a)(1)(I)	Form of Final Confirmation Email to Eligible Employees who have not elected to participate in the Program.

(b)	Not applicable.

(d)(1)(A)	The NASDAQ OMX Group, Inc. Equity Incentive Plan, as amended and restated as of May 27, 2010 (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-167723) filed on June 23, 2010).+

(d)(1)(B)	Form of NASDAQ Non-Qualified Stock Option Agreement (Performance Accelerated Stock Options) (incorporated herein by reference to Exhibit 10.8.2 to the Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 14, 2005).+

(d)(1)(C)	Form of NASDAQ Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.3.3 to the Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 28, 2007).+

*(d)(1)(D)	Form of NASDAQ OMX Non-Qualified Stock Option Certificate.+

*(d)(1)(E)	Form of NASDAQ OMX Non-Qualified Stock Option Agreement for Replacement Options for U.S. participants to be granted pursuant to the Program.+

*(d)(1)(F)	Form of NASDAQ OMX Non-Qualified Stock Option Agreement for Replacement Options for non-U.S. participants to be granted pursuant to the Program.+

(d)(1)(G)	Amended and Restated Board Compensation Policy, approved as of December 17, 2008 (incorporated herein by reference to Exhibit 10.1 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

Exhibit Number	Description

(d)(1)(H)	Amended and Restated Executive Corporate Incentive Plan, dated as of December 17, 2008 (incorporated herein by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(I)	Form of NASDAQ OMX Restricted Stock Award Agreement (directors) (incorporated herein by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 28, 2007).+

(d)(1)(J)	Form of NASDAQ OMX Restricted Stock Unit Agreement (directors) (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 7, 2009).+

(d)(1)(K)	Form of NASDAQ OMX Performance Share Unit Agreement (incorporated herein by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the year ended December 31, 2007 filed on February 25, 2008).+

(d)(1)(L)	Amended and Restated Supplemental Executive Retirement Plan, dated as of December 17, 2008 (incorporated herein by reference to Exhibit 10.6 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(M)	Amendment No. 1 to Amended and Restated Supplemental Executive Retirement Plan, effective as of December 31, 2008 (incorporated herein by reference to Exhibit 10.6.1 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(N)	The NASDAQ OMX Group, Inc. Supplemental Employer Retirement Contribution Plan, dated as of December 17, 2008 (incorporated herein by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(O)	Employment Agreement by and between Nasdaq and Robert Greifeld, effective as of January 1, 2007 (incorporated herein by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the year ended December 31, 2006 filed on February 28, 2007).+

(d)(1)(P)	Amendment to Employment Agreement by and between NASDAQ OMX and Robert Greifeld, effective as of December 31, 2008 (incorporated herein by reference to Exhibit 10.8.1 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(Q)	Nonqualified Stock Option Agreement between Nasdaq and Robert Greifeld reflecting December 13, 2006 grant (incorporated herein by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the year ended December 31, 2007 filed on February 25, 2008).+

Exhibit Number	Description

(d)(1)(R)	Nonqualified Stock Option Agreement between NASDAQ OMX and Robert Greifeld reflecting June 30, 2009 grant (incorporated herein by reference to Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 18, 2010).+

(d)(1)(S)	2007 Performance Share Unit Agreement between Nasdaq and Robert Greifeld (incorporated herein by reference to Exhibit 10.14 to the Annual Report on Form 10-K for the year ended December 31, 2007 filed on February 25, 2008).+

(d)(1)(T)	2008 Performance Share Unit Agreement between Nasdaq and Robert Greifeld (incorporated herein by reference to Exhibit 10.15 to the Annual Report on Form 10-K for the year ended December 31, 2007 filed on February 25, 2008).+

(d)(1)(U)	2009 Performance Share Unit Agreement between NASDAQ OMX and Robert Greifeld (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 7, 2009).+

(d)(1)(V)	Form of Amended and Restated Letter Agreement, effective as of December 31, 2008, between NASDAQ OMX and Certain Executive Officers (incorporated herein by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(W)	Employment Agreement between Nasdaq and Edward Knight, effective as of December 29, 2000 (incorporated herein by reference to Exhibit 10.14 to the Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 31, 2003).+

(d)(1)(X)	First Amendment to Employment Agreement between Nasdaq and Edward Knight, effective February 1, 2002 (incorporated herein by reference to Exhibit 10.14.1 to the Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 31, 2003).+

(d)(1)(Y)	Second Amendment to Employment Agreement between NASDAQ OMX and Edward Knight, effective as of December 31, 2008 (incorporated herein by reference to Exhibit 10.13.2 to the Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009).+

(d)(1)(Z)	Amendment to Nonqualified Stock Option Agreements, effective as of October 21, 2009, between NASDAQ OMX and David P. Warren (incorporated herein by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 18, 2010).+

Exhibit Number	Description

(d)(1)(A)(A)	Employment Agreement, dated as of June 24, 2008, between OMX AB and Hans-Ole Jochumsen (incorporated herein by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 18, 2010).+

(g)	Not applicable

(h)	Not applicable.

*	Filed herewith
+	Management contract or compensatory plan or arrangement